UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Forescout Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34553D101

(CUSIP Number)

JOSH RESNICK

JERICHO CAPITAL ASSET MANAGEMENT L.P.

510 Madison Avenue, 27th Floor

New York, NY 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,191,993
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,191,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Special Opportunities Master L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,153,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,153,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IA, PN

5

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 34553D101

1	NAME OF REPORTING PERSON

Josh Resnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 34553D101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective prior to U.S. market trading hours on February 6, 2020, following the Issuer’s announcement that it had entered into a definitive agreement to be acquired by Advent International, the Reporting Persons terminated their agreement to work together with Corvex Management LP and Keith Meister to engage with the Issuer, thereby disbanding what may have been deemed to be a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,146,736 Shares outstanding as of February 3, 2020, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2020.

A.       Jericho Master Fund

(a)	As of the close of business on February 7, 2020, Jericho Master Fund directly beneficially owned 2,191,993 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,191,993
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,191,993
(c)	Jericho Master Fund has not entered into any transactions in the Shares during the past sixty days.
B.	Jericho Special Opportunities
(a)	As of the close of business on February 7, 2020, Jericho Special Opportunities directly beneficially owned 1,153,101 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,153,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,153,101
8

CUSIP No. 34553D101

(c)	Jericho Special Opportunities has not entered into any transactions in the Shares during the past sixty days.
C.	Jericho Capital Advisors
(a)	As the general partner of each of Jericho Master Fund and Jericho Special Opportunities, Jericho Capital Advisors may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094
(c)	Jericho Capital Advisors has not entered into any transactions in the Shares during the past sixty days.
D.	Jericho Capital Management
(a)	As the investment advisor of each of Jericho Master Fund and Jericho Special Opportunities, Jericho Capital Management may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094
(c)	Jericho Capital Management has not entered into any transactions in the Shares during the past sixty days.
E.	Jericho Capital Holdings
(a)	As the general partner of Jericho Capital Management, Jericho Capital Holdings may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094
9

CUSIP No. 34553D101

(c)	Jericho Capital Holdings has not entered into any transactions in the Shares during the past sixty days.
F.	Mr. Resnick
(a)	As the Managing Member of each of Jericho Capital Advisors and Jericho Capital Holdings, Mr. Resnick may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094
(c)	Mr. Resnick has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

10

CUSIP No. 34553D101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

Jericho Capital Master Fund L.P.

By:	Jericho Capital Advisors LLC
its general partner

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Special Opportunities Master L.P.

By:	Jericho Capital Advisors LLC
its general partner

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Advisors LLC

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Asset Management L.P.

By:	Jericho Capital Holdings LLC
its general partner

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Holdings LLC

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

/s/ Josh Resnick
Josh Resnick

11